# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACCOLADE, INC., CIK 0001481646
CUSIP: 00437E102
Title of class of securities: Common Stock, par value $.0001
Address of issuer's principal executive offices: 1201 Third Avenue, Suite 1700, Seattle, Washington (WA), 98101
Date of event which requires filing of this statement: 01/14/2025
Filed by CIK 0001352851
Persons authorized to receive notices and communications: David J. Snyderman, Magnetar Capital LLC, 1603 Orrington Ave., Evanston, Illinois (IL), 60201, 847-905-4400

## Reporting persons
- Magnetar Financial LLC (CIK 0001352851): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,135,671; sole dispositive power 0; shared dispositive power 5,135,671; aggregate amount beneficially owned 5,135,671 (6.29% of the class)
- Magnetar Capital Partners LP (CIK 0001353085): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,135,671; sole dispositive power 0; shared dispositive power 5,135,671; aggregate amount beneficially owned 5,135,671 (6.29% of the class)
- Supernova Management LLC (CIK 0001368026): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,135,671; sole dispositive power 0; shared dispositive power 5,135,671; aggregate amount beneficially owned 5,135,671 (6.29% of the class)
- David J. Snyderman (CIK 0001953511): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,135,671; sole dispositive power 0; shared dispositive power 5,135,671; aggregate amount beneficially owned 5,135,671 (6.29% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.0001
Name of issuer: ACCOLADE, INC.
Address of issuer's principal executive offices: 1201 Third Avenue, Suite 1700, Seattle, Washington (WA), 98101

## Item 2. Identity and Background
Name of person filing:
The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"), Magnetar Capital Partners LP, a Delaware limited partnership ("Magnetar Capital Partners"), Supernova Management LLC, a Delaware limited liability company ("Supernova Management"), and David J. Snyderman ("Mr. Snyderman") (collectively, the "Reporting Persons").

This Statement relates to Shares held for the accounts of each of (i) Magnetar PRA Master Fund Ltd ("PRA Master Fund"); (ii) Magnetar Systematic Multi-Strategy Master Fund Ltd, ("Systematic Master Fund"); (iii) Magnetar Relative Value Master Fund Ltd, ("Relative Value Master Fund"); all Cayman Islands exempted companies and (iv) one Managed Account for the client of Magnetar Asset Management LLC ("the Managed Account"), collectively (the "Funds").

Magnetar Financial is a Securities and Exchange Commission ("SEC") registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

Magnetar Asset Management LLC ("Magnetar Asset Management") is an SEC registered investment adviser and an affiliate of Magnetar Financial. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.
Residence or business address: The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
Present principal occupation or employment: Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Snyderman is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Snyderman is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate amount of funds used by the Reporting Persons in purchasing the 5,135,671 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $35,213,447.06 (excluding commissions and other execution-related costs).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the 5,135,671 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Company reported in their Form 10-Q Report filed January 8, 2025, that 81,585,508 shares were outstanding as of December 31, 2024.

As of the close of business January 17, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 5,135,671 Shares, which consisted of (i) 3,175,951 Shares held for the benefit of PRA Master Fund and (ii) 1,352,953 Shares held for the benefit of Systematic Master Fund, and (iii) 324,009 Shares held for the benefit of Relative Value Master Fund, and (iv) 282,758 Shares held for the benefit of the Managed Account, and all such Shares represented beneficial ownership of approximately 6.29% of the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the close of business January 17, 2025, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 5,135,671 Shares, which consisted of (i) 3,175,951 Shares held for the benefit of PRA Master Fund, (ii) 1,352,953 Shares held for the benefit of Systematic Master Fund, (iii) 324,009 Shares held for the benefit of Relative Value Master Fund, and (iv) 282,758 Shares held for the benefit of the Managed Account, and all such Shares represented beneficial ownership of approximately 6.29% of the Shares.
Transactions in the class effected during the past sixty days:
Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ and various other trading markets.

As disclosed by the Company in the Preliminary Proxy Statement with the SEC on January 8, 2025:

Entry into a Material Definitive Agreement.

On January 8, 2025, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Transcarent, Inc., a Delaware corporation ("Parent"), and Acorn Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Merger Sub"), providing for, among other things, the merger of Merger Sub with and into the Company (the "Merger", and, together with the other transactions contemplated by the Merger Agreement, the "Transactions"), with the Company surviving the Merger. The Company's board of directors (the "Company Board") unanimously approved the Merger Agreement and the consummation of the Transactions, including the Merger, and subject to the terms of the Merger Agreement, resolved to recommend that the Company stockholders adopt the Merger Agreement and approve the Merger and, the Transactions at a meeting of its stockholders (the "Company Stockholder Meeting").

Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of common stock of the Company, par value $0.0001 per share (the "Company Common Stock"), issued and outstanding immediately prior to the Effective Time (each, a "Share", and collectively, the "Shares"), subject to certain customary exceptions specified in the Merger Agreement, will automatically be converted into the right to receive $7.03 in cash, without interest (the "Merger Consideration").
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of January 21, 2025, among the Reporting Persons.
99.2 Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on January 21, 2025.
99.3 Schedule A, dated as of January 21, 2025.

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, Hayley Stein/Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (01/21/2025)
- Magnetar Capital Partners LP: /s/ Hayley Stein, Hayley Stein/Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (01/21/2025)
- Supernova Management LLC: /s/ Hayley Stein, Hayley Stein/Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (01/21/2025)
- David J. Snyderman: /s/ Hayley Stein, Hayley Stein/Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (01/21/2025)
Comment: MAGNETAR FINANCIAL LLC BY: Magnetar Capital Partners LP, its Sole Member By: Supernova Management LLC, its General Partner MAGNETAR CAPITAL PARTNERS LP
By: Supernova Management LLC, its General Partner